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October 11, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Eric Envall
David Lin
Kate Tillan
Mark Brunhofer

Re:	Hut 8 Corp.
Registration Statement on Form S-4 and amendments thereto
Initially filed February 13, 2023

On behalf of Hut 8 Corp. (the “Company”), we hereby provide clarifications and additional context regarding to our prior responses to certain oral and written comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-4, and the amendments thereto, first filed with the Commission on February 13, 2023 (the “Registration Statement”).

Subsequent to the submission of this letter, the Company will file, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

October 11, 2023

To facilitate the Staff’s review, we have outlined the relevant topics from the Staff’s prior comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Registration Statement on Form S-4, initially filed on February 13, 2023, and the amendments thereto

1.	Reconsideration of termination clauses in mining pool contracts and impact on contract duration

Hut 8 and USBTC have reassessed their previous responses to the Staff as it relates to the termination clauses of the pool operators. Each of Hut 8 and USBTC acknowledges that in interpreting the impact of termination rights in accordance with ASC 606-10-25-3 and its effect on defining contract duration, it is appropriate to assess the legal rights and obligations of the customer (i.e., the mining pools) without regard to commercial considerations of whether such rights would likely be exercised in practice. Upon further analysis and consideration, both Hut 8 and USBTC would like to clarify that from a legal perspective, the customers have unilateral termination rights without penalty. In particular, Hut 8 and USBTC’s respective contracts with Foundry, Luxor, Ultimus, and ViaBTC provide the mining pool operators the right to terminate solely at their discretion and without penalty to the pool operators or compensation to the mining pool participants. Accordingly, notwithstanding the companies’ understanding of the commercial considerations regarding these termination rights, the mining pool operators have legally enforceable rights to unilaterally terminate the contract without penalty. Both companies would also like to clarify that the assertion in the response to question 11 provided in the response letter dated September 18, 2023 that the aforementioned termination clauses are akin to force majeure clauses was based on a commercial assessment of the contract terms. Accordingly, based on the Example 1 of Question 7 of the FASB Revenue Recognition Implementation Q&As, both companies have concluded that the contracts in place during the historical reporting periods can be terminated at any time, and thus effectively they are contracts that are ‘continuously renewed’ throughout the period of which services are being provided by Hut 8 and USBTC respectively, as opposed to daily contracts as had been previously indicated. For further clarity, the foregoing assessment also applies to all applicable contracts and amendments thereto for Foundry, Luxor, Ultimus, and ViaBTC. The treatment of the most recent amendment to the Foundry contract, dated August 28, 2023 is considered below.

Specifically for the amended Foundry contract dated August 28, 2023, effective after the historical reporting periods presented in the Registration Statement, the Terms of Service have been amended, and state in clause 11(b) that the service can be terminated for any reason, without penalty, by either party by providing one contract day’s prior written notice to the other party. However, Foundry retains the right to amend the Terms of Service at any point in time without prior agreement with any pool participants. Hut 8 and USBTC therefore consider the amendment not to lead to a revision in the above position as Foundry would in substance be able to amend the terms of service and terminate the contract at any point in time. As such, the Foundry contract effective after most recent amendment on August 28, 2023 would continue to be considered a “continuously renewed” contract.

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Securities and Exchange Commission

October 11, 2023

A. Consideration on the fair value measurement of non-cash considerations

As discussed above, for the historical reporting periods presented in the Registration Statement, where there is a unilaterally-enforceable termination right without consideration, a contract is, in effect, continuously renewed throughout the day. Hut 8 and USBTC understand that this conclusion would lead to contract duration being shorter than a day. Considering the nature of a continuously renewed contract, the companies have adopted an accounting policy to aggregate all of the contracts for a day and measure the fair value of non-cash considerations of these contracts in the aggregate by reference to a consistently applied methodology of valuing it based on the fair value at the beginning of the day. As noted in prior responses, the companies determine fair value at the beginning of the day and have consistently applied this practice for all of the financial statement periods presented, as well as the pro forma financial information included in the Registration Statement.

2.	Reconsideration of the constraint on variable consideration

Hut 8 and USBTC have reconsidered the interpretation of Topic 606 in respect of the constraints on variable consideration and have concluded that, given that items such as power curtailment and other external factors that do not directly result in variability in payout are not included as part of the analysis, ASC 606-10-32-12(a) would not be applicable.

Instead, upon reassessment of the issue, Hut 8 and USBTC consider ASC 606-10-32-12(e) to be more appropriate. Specifically, both companies have reassessed and concluded the following:

(a)	Block Rewards - as the block reward from the network is estimable and historical data may be used to develop an expectation of block rewards to the companies, the outcome may not be fully constrained.

(b)	Transaction Fees - as the transaction fee in relation to each individual block is not known in advance due to significant variability from the amount of computing power that the mining pool generates relative to the overall level of participation in the blockchain network at a given point in time, the broad range of possible outcomes would result in the transaction fee being highly uncertain and therefore the related revenue will not be recognized until the variability is removed at the end of the day when the settlement report is received.

Notwithstanding the above, when preparing financial statements in accordance with U.S. GAAP, Hut 8 and USBTC respectfully note that there are no cut-off effects arising from the constraints on variable consideration. Hut 8 and USBTC receive settlement reports outlining how many units of Bitcoin were earned for the particular day a few hours after UTC 23:59:59. When closing any reporting period, both companies would adjust revenue such that it reflects the services performed for the period. For example, the settlement report received on January 1 relates to revenue earned on December 31 and is reflected in the December 31 reporting period. As such, while the reconsideration above may lead to a change in accounting policy, Hut 8 and USBTC respectfully note that there is no financial impact to revenue recognition to the historical reporting periods as the adjustments made at the closing of any reporting period would eliminate any potential cut-off issues.

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Securities and Exchange Commission

October 11, 2023

3.	Reconsideration of the balance sheet classification of cryptocurrencies

Hut 8 and USBTC have reconsidered the interpretation of Topic 210 in respect of the classification of digital assets in current and non-current assets. As defined in Topic 210, current assets are assets “used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business”. Moreover, ASC 210-10-45-3 requires that a one-year time period be used as a basis for the segregation of current assets unless there is a clearly defined operating cycle. Hut 8 and USBTC acknowledge that in previous filings the discussion on classification of assets focused on the definition of working capital – however, Hut 8 and USBTC considers here the classification of assets based on the definition of current asset.

The Company has reassessed its policy to reflect that USBTC, the accounting acquirer, is acquiring a stack of cryptocurrencies that have been accumulated in previous fiscal years. USBTC has an established policy whereby it “classifies cryptocurrency held as current asset on the basis that USBTC has the ability to sell in a highly liquid marketplace and its intent to liquidate its bitcoins to support operation or for treasury management when needed”. After further review and analysis, the Company has decided to update the pro-forma financial statement in the Registration Statement to display the currently-anticipated manner that the Company will act on a go-forward basis. The Company’s treasury strategy will be to cover its operating costs through the selling of Bitcoin mined, and the Company expects this will continue in the short term. The Company considers that for this portion of anticipated Bitcoin sold, combined with the existence of a highly liquid market for Bitcoin (based on an assessment of the relative size of the Bitcoin holding compared to the trading volume of Bitcoin), the Company would classify it as a current asset. This conforms with USBTC’s current accounting policy.

For the portion of Bitcoin not reasonably expected to be sold in the next 12 months, the Company has concluded that this Bitcoin would be reclassified as a non-current asset for purposes of the pro forma financial statements as it does not meet the requirements of ASC 210-10-45-3. The Company has no plans in the near term (i.e., within the next 12 months) to liquidate this portion of the asset as they are outside of the 12-month expected utilization for operational needs of the Company. For further clarity, this includes the portion that is collateralized, as the Company does not expect to liquidate this portion of the asset, nor would the Company expect to fail the LTV ratio of the loan agreement which may trigger a liquidation event, in the next 12-months.

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Securities and Exchange Commission

October 11, 2023

Going forward, the Company will monitor the evolution of its treasury management objectives under its accounting policies in accordance with GAAP, and plans to reassess the mix of Bitcoin it classifies as current assets and non-current assets on a quarterly basis.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.
Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.
June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP
Daniella G. Silberstein, Greenberg Traurig, P.A.
Raffael M. Fiumara, Greenberg Traurig, P.A.

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